EXHIBIT C-6

Department of Finance Canada	Ministère des Finances Canada

Annual Financial Report OF THE Government OF Canada Fiscal Year 2007—2008

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Cat. No.: F1-25/2008E-PDF
ISBN 978-1-100-10770-7

Report Highlights	5
Budgetary Revenues	10
Total Expenses	12
The Budgetary Balance and Financial Source/Requirement	16
Federal Debt	18
Comparison of Actual Budgetary Outcomes to Budget Estimates	20
Report of the Auditor General on the Condensed Financial Statements of the Government of Canada	22
Condensed Financial Statements of the Government of Canada	23

Note to Readers
The financial results in this report are based on the audited financial statements of the Government of Canada for the fiscal year ended March 31, 2008, the condensed form of which is included in this report. The Government has received an unqualified audit opinion from the Auditor General of Canada on the financial statements. The complete financial statements will be set out in the Public Accounts of Canada 2008 when tabled in Parliament.
The Fiscal Reference Tables have been updated to incorporate the results for 2007—08 as well as historical revisions to the National Economic and Financial Accounts published by Statistics Canada.

Report Highlights
•	The Government of Canada posted a budgetary surplus of $9.6 billion in 2007—08. The surplus was $0.6 billion lower than forecast in the February 2008 budget. Budgetary revenues were $2.1 billion lower than forecast while program expenses were $1.7 billion lower than forecast. Public debt charges were $0.2 billion higher than forecast.
•	The federal debt stood at $457.6 billion at the end of 2007—08, down $105.2 billion from its peak of $562.9 billion in 1996—97. The federal debt stood at $13,774 for each Canadian, down from $14,215 a year earlier. The federal debt-to-GDP (gross domestic product) ratio is 29.8 per cent, down sharply from its peak of 68.4 per cent in 1995—96, and is now at its lowest level since March 31, 1981.
•	Unmatured debt—the debt issued on credit markets to investors—as a percentage of GDP has declined to 25.4 per cent from the peak of 57.7 per cent in 1995—96.
•	The share of revenues spent on public debt charges declined from 14.4 per cent in 2006—07 to 13.7 per cent in 2007—08. This is down from a peak of about 38 per cent in 1990—91.
The Budgetary Balance
A budgetary surplus of $9.6 billion was recorded in 2007—08. Budgetary revenues increased by 2.7 per cent over the prior year. This gain was due to growth in income tax revenues and a significant increase in other program revenues, partially offset by a decline in goods and services tax (GST) revenues. The decline in GST revenues was due to the impact of the July 1, 2006, and January 1, 2008, GST rate reductions. Program expenses rose by 6.0 per cent as a result of higher transfers to both persons and other levels of government, as well as higher operating expenses. Public debt charges fell by $0.6 billion, or 1.8 per cent, due to a lower stock of market debt and slightly lower effective interest rates.

In the absence of policy changes, the budgetary balance primarily mirrors economic developments. To enhance the comparability of financial results over time and across jurisdictions, the budgetary balance and its components are often presented as a percentage of GDP. The budgetary surplus was 0.6 per cent of GDP in 2007—08, down from 0.9 per cent in 2006—07. According to OECD estimates for the total government sector,1 Canada was the only G7 country to record a surplus in calendar year 2007. Canada’s surplus for 2007 is estimated at 1.0 per cent of GDP, compared to an average deficit of 2.4 per cent in the G7 countries.
In 2007—08, the provinces and territories maintained a strong fiscal position due to ongoing revenue growth driven by higher corporate income taxes and federal cash transfers. The aggregate provincial-territorial surplus is currently estimated at $10.8 billion2 for 2007—08, down from the surplus of $16.6 billion posted in 2006—07. The aggregate provincial-territorial surplus has exceeded the federal surplus for four consecutive years.
As a result of improving budgetary balances and economic growth in recent years, both the federal and provincial-territorial debts have declined as a share of GDP, with the federal debt ratio falling more rapidly. However, federal debt as a share of GDP still exceeds that of most provinces and remains significantly higher than the provincial average. Lower debt-to-GDP ratios, combined with lower interest rates and improved credit ratings, have enabled both orders of government to allocate a smaller portion of revenues to debt interest payments and a greater portion to tax reductions, program expenditures and debt repayment.

[1]	Includes federal, provincial-territorial and local governments as well as the Canada Pension Plan and Québec Pension Plan.

[2]	Based on final results for Nova Scotia, Ontario, Saskatchewan, Alberta and British Columbia and 2008 budget estimates for the remaining jurisdictions.

Federal Debt
The federal debt is the difference between the Government’s total liabilities and its assets. At the end of 2007—08, it stood at $457.6 billion, down $105.2 billion from its peak of $562.9 billion in 1996—97. As a share of GDP, the federal debt dropped to 29.8 per cent in 2007—08, down from the peak of 68.4 per cent in 1995—96, bringing it to its lowest level since 1980—81. The federal debt at the end of 2007—08 was $13,774 for each Canadian, down from $14,215 a year earlier.
Federal Debt (Accumulated Deficit)
The financial statements of the Government of Canada are presented on a full accrual basis of accounting. On this basis, there are several generally accepted definitions of government debt.
Net debt represents the total liabilities of the Government less its financial assets. Financial assets include cash, accounts receivable, foreign exchange accounts, and loans, investments and advances.
The accumulated deficit is equal to total liabilities less total assets—both financial and non-financial. Non-financial assets include tangible capital assets, such as land and buildings, inventories and prepaid expenses. The annual change in the accumulated deficit is equal to the budgetary balance plus other comprehensive income. Other comprehensive income represents certain unrealized gains and losses on financial instruments reported by enterprise Crown corporations and other government business enterprises. In accordance with recommendations of the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants, other comprehensive income is not included in the Government’s annual budgetary balance, but is instead recorded directly to the Government’s Statement of Accumulated Deficit and Statement of Change in Net Debt.
The federal debt, referred to in the budget documents and the Annual Financial Report of the Government of Canada, is the accumulated deficit. It is the federal government’s main measure of debt.

Table 1
Financial Highlights

	2006—07	2007—08

	($ billions)

Budgetary transactions
Revenues	236.0	242.4
Expenses
Program expenses	-188.3	-199.5
Public debt charges	-33.9	-33.3

Total expenses	-222.2	-232.8

Budgetary balance	13.8	9.6
Non-budgetary transactions	-5.2	4.9
Financial source/requirement	8.5	14.5
Net change in financing activities	-7.0	-23.5

Net change in cash balances	1.5	-9.0
Cash balance at end of period	22.7	13.7

Financial position
Total liabilities	705.8	692.3
Total financial assets	181.9	176.0

Net debt	523.9	516.3
Non-financial assets	56.6	58.6

Federal debt (accumulated deficit)	467.3	457.6

Financial results (% of GDP)
Budgetary revenues	16.3	15.8
Program expenses	13.0	13.0
Public debt charges	2.3	2.2
Budgetary balance	0.9	0.6
Federal debt (accumulated deficit)	32.2	29.8

Note: Numbers may not add due to rounding.

Table 2
Accumulated Deficit

	2006—07	2007—08	Net change

	($ millions)
Accumulated deficit, beginning of year	481,499	467,268	-14,231
Annual surplus	13,752	9,597	-4,155
Other comprehensive income	479	34	-445

Accumulated deficit, end of year	467,268	457,637	-9,631

Financial Source/Requirement
The financial source/requirement measures the difference between cash coming in to the Government and cash going out. It differs from the budgetary balance, which measures revenues and expenses as they are earned or incurred rather than when the associated cash is received or paid. There was a financial source of $14.5 billion in 2007—08, compared to a financial source of $8.5 billion in 2006—07.

Budgetary Revenues
Budgetary revenues totalled $242.4 billion in 2007—08, an increase of $6.5 billion, or 2.7 per cent, from 2006—07 (Table 3). Tax revenues rose by $5.2 billion, or 2.6 per cent, while Employment Insurance (EI) premium revenues fell by $0.2 billion, or 1.4 per cent. Other revenues increased by $1.5 billion, or 7.3 per cent. Total budgetary revenues were $2.1 billion, or 0.9 per cent, lower than estimated in the February 2008 budget.
The largest source of budgetary revenues in 2007—08 was personal income tax revenues, which stood at 46.6 per cent of budgetary revenues. The second largest source was corporate income tax revenues at 16.8 per cent. GST revenues were 12.3 per cent of budgetary revenues. EI premium revenues contributed 6.8 per cent of budgetary revenues.
Personal income tax revenues increased by $2.6 billion, or 2.3 per cent, in 2007—08. This reflected solid growth in wages and salaries combined with the progressive nature of the personal income tax system. These factors were partially offset by recent tax relief measures.
Corporate income tax revenues were up $2.9 billion, or 7.6 per cent, over 2006—07, in line with estimated ongoing growth in corporate taxable income.
Other income tax revenues—largely withholding taxes levied on non-residents—were $0.8 billion, or 16.7 per cent, higher in 2007—08 than in the previous year. Non-resident withholding taxes can be affected by a number of factors, including growth in corporate profits and foreign direct investment in Canada.
Other taxes and duties decreased by $1.1 billion, or 2.4 per cent, in 2007—08, driven by a $1.4-billion drop in GST revenues, reflecting the impact of the July 1, 2006 and January 1, 2008 GST rate reductions. Customs import duties rose $0.2 billion, or 5.4 per cent.
EI premium revenues decreased by $0.2 billion, or 1.4 per cent, from the previous year, reflecting the reductions in premium rates on January 1, 2007 and January 1, 2008, which more than offset growth in employment and wages and salaries during the year.
Other revenues consist of net profits from enterprise Crown corporations, such as the Bank of Canada, Export Development Canada and Canada Mortgage and Housing Corporation, and revenues of consolidated Crown corporations; foreign exchange net revenues; and other program revenues, which include items such as licence fees, royalties and interest and penalties. Other revenues were up $1.5 billion, or 7.3 per cent, in 2007—08. This increase primarily reflects strong growth in receipts under the Atlantic Offshore Revenue Accounts, resulting from strong growth in offshore production and oil prices. This revenue is transferred to Newfoundland and Labrador and Nova Scotia under the Atlantic Offshore Accords, such that there is no net impact on the budgetary balance. These gains were partially offset by a decline in Crown corporation revenues, which was largely due to lower operating profits of Export Development Canada.

Table 3
Revenues
	2006-07	2007-08	Net change
		($ millions)		(%)

Tax revenues
Income tax
Personal income tax	110,477	113,063	2,586	2.3
Corporate income tax	37,745	40,628	2,883	7.6
Other income tax	4,877	5,693	816	16.7

Total	153,099	159,384	6,285	4.1

Other taxes and duties
Goods and services tax	31,296	29,920	-1,376	-4.4
Energy taxes	5,128	5,139	11	0.2
Customs import duties	3,704	3,903	199	5.4
Air Travellers Security Charge	357	386	29	8.1
Other excise taxes and duties	4,832	4,859	27	0.6

Total	45,317	44,207	-1,110	-2.4

Total tax revenues	198,416	203,591	5,175	2.6
Employment Insurance premium revenues	16,789	16,558	-231	-1.4
Other revenues
Crown corporation revenues	7,503	6,504	-999	-13.3
Foreign exchange net revenues	1,714	1,872	158	9.2
Other program revenues	11,544	13,895	2,351	20.4

Total	20,761	22,271	1,510	7.3

Total revenues	235,966	242,420	6,454	2.7

Note: Numbers may not add due to rounding.
The revenue ratio—budgetary revenues as a percentage of GDP—compares the total of all federal revenues to the size of the economy. The revenue ratio stood at 15.8 per cent in 2007—08, down from 16.3 per cent in 2006—07, reflecting the impact of tax reduction measures. The revenue ratio is now at its lowest level since 1979—80.

Total Expenses
Total expenses consist of program expenses and public debt charges. In 2007—08 total expenses amounted to $232.8 billion, up 4.8 per cent from 2006—07.
Major transfers to persons (elderly, EI and children’s benefits) and major transfers to other levels of government (the Canada Health Transfer, the Canada Social Transfer, fiscal arrangements and other transfers, transfers to provinces on behalf of Canada’s cities and communities, and Alternative Payments for Standing Programs) are the two largest components of federal expenses, representing 25.0 per cent and 19.8 per cent of total expenses, respectively, in 2007—08. Other transfers made by various federal departments to individuals, businesses and other organizations and groups made up 11.6 per cent of total expenses.
After transfers, the next largest component of federal spending was operating costs of government departments and agencies, excluding National Defence, at 18.7 per cent. Operating costs include items such as salaries and benefits, facilities and equipment, and supplies and travel.
Public debt charges amounted to 14.3 per cent of total expenses in 2007—08. This is down from a peak of nearly 30 per cent in the mid-1990s, when they were the largest component of spending, reflecting the large stock of interest-bearing debt and high average effective interest rates on that stock. With the reductions in interest-bearing debt and lower interest rates, their share of total expenses has fallen 15.5 percentage points from a high of 29.8 per cent in 1996—97.
Program expenses amounted to $199.5 billion in 2007—08, an increase of $11.2 billion, or 6.0 per cent, from 2006—07 (Table 4). Within program expenses, transfers increased by $6.4 billion and operating expenses of departments and agencies increased by $3.1 billion. Operating expenses of National Defence grew by $1.6 billion while Crown corporation expenses grew by $0.1 billion.
Public debt charges fell by $0.6 billion, or 1.8 per cent, reflecting a lower stock of interest-bearing debt and slightly lower interest rates on that stock.

Table 4
Total Expenses
	2006—07	2007—08	Net change
		($ millions)		(%)

Major transfers to persons
Elderly benefits	30,284	31,955	1,671	5.5
Employment Insurance benefits	14,084	14,298	214	1.5
Children’s benefits	11,214	11,894	680	6.1

Total	55,582	58,147	2,565	4.6

Major transfers to other levels of government
Support for health and other programs	28,640	31,346	2,706	9.4
Fiscal arrangements and other transfers	13,066	14,603	1,537	11.8
Canada’s cities and communities	590	778	188	31.9
Other major transfers	3,395	2,145	-1,250	-36.8
Alternative Payments for Standing Programs	-3,177	-2,720	457	-14.4

Total	42,514	46,152	3,638	8.6

Direct program expenses
Subsidies and other transfers	26,844	27,032	188	0.7
Other program expenses
Crown corporations
Canada Mortgage and Housing Corporation	2,102	2,155	53	2.5
Canadian Broadcasting Corporation	1,666	1,664	-2	-0.1
Canadian Air Transport Security Authority	438	441	3	0.7
Other	3,005	3,080	75	2.5

Total	7,211	7,340	129	1.8
National Defence	15,732	17,331	1,599	10.2
All other departments and agencies
Bad debt expense	4,179	4,335	156	3.7
Other operating expenses	36,207	39,161	2,954	8.2

Total	40,386	43,496	3,110	7.7
Total other program expenses	63,329	68,167	4,838	7.6
Total direct program expenses	90,173	95,199	5,026	5.6
Total program expenses	188,269	199,498	11,229	6.0
Public debt charges	33,945	33,325	-620	-1.8
Total expenses	222,214	232,823	10,609	4.8

Note: Numbers may not add due to rounding.

Major transfers to persons increased by $2.6 billion, or 4.6 per cent.
•	Elderly benefits consist of Old Age Security, Guaranteed Income Supplement and Allowance payments (formerly known as the Spousal Allowance). Total benefits were up $1.7 billion, or 5.5 per cent, in 2007—08, reflecting growth in the elderly population and changes in consumer prices, to which benefits are fully indexed.

•	EI benefits consist of regular benefits, special benefits (sickness, maternity, parental, adoption and fishing) and labour market adjustment benefits. Total benefits increased by $0.2 billion, or 1.5 per cent, in 2007—08.

•	Children’s benefits consist of the base Canada Child Tax Benefit, the National Child Benefit supplement, the Child Disability Benefit and the Universal Child Care Benefit. The $0.7-billion, or 6.1-per-cent, increase in children’s benefits in 2007—08 largely reflects the introduction of the Universal Child Care Benefit program part way through the 2006—07 fiscal year, in July 2006.
Major transfers to other levels of government include the Canada Health Transfer (CHT), the Canada Social Transfer (CST), fiscal arrangements and other transfers (Equalization, transfers to the territories, as well as a number of smaller transfer programs), transfers to provinces on behalf of Canada’s cities and communities, and Alternative Payments for Standing Programs. Transfers increased by $3.6 billion, or 8.6 per cent, over 2006—07.
•	The CHT and CST are block-funded transfers that support health care, post-secondary education, social assistance and social services, including early childhood development. These programs provide support in the form of cash and tax transfers to the provinces and territories. Transfers in support of health and other programs increased by $2.7 billion in 2007—08, reflecting legislated growth in the CHT, as well as increases in the CST.

•	Total entitlements under fiscal arrangements and other transfers increased by $1.5 billion to $14.6 billion in 2007—08.

•	Alternative Payments for Standing Programs represent recoveries of federal tax point abatements under contracting-out arrangements. These arrangements allow provinces to assume the administrative and financial authority for certain federal-provincial programs. In turn, the federal government provides provinces with tax points, the value of which are netted against total entitlements and accordingly recovered from cash transfers. The $0.5-billion reduction in this recovery reflects a year-over-year decline in the value of these tax points.
Subsidies and other transfers increased by $0.2 billion, or 0.7 per cent, in 2007—08. This growth largely reflects increased transfers to Newfoundland and Labrador and Nova Scotia under the Offshore Accords, increased payments related to investments in infrastructure, and improvements to veterans’ benefits. These increases were partially offset by the impact of certain one-time transfers recorded in 2006—07, including $0.5 billion in transfers to U.S. interests under the Canada-U.S. Softwood Lumber Agreement and a $0.4-billion transfer to agricultural producers in support of the Cost of Production Benefit.

Other program expenses—total program expenses less transfers—consist of the operating costs of government: the more than 130 departments, agencies, Crown corporations and other federal bodies that deliver programs and services to Canadians. These expenses amounted to $68.2 billion in 2007—08, up $4.8 billion, or 7.6 per cent, from 2006—07. Within this component:
•	Expenses related to Crown corporations increased by $0.1 billion, or 1.8 per cent, over 2006—07.

•	Defence expenses increased $1.6 billion, or 10.2 per cent.

•	All other departmental and agency expenses increased by $3.1 billion, or 7.7 per cent, reflecting growth in operating costs and policy initiatives announced in previous budgets.
Public debt charges decreased by $0.6 billion, or 1.8 per cent, to $33.3 billion in 2007—08, due to a decline in the stock of market debt and slightly lower average effective interest rates on that stock.
Public debt charges as a percentage of budgetary revenues declined from 14.4 per cent in 2006—07 to 13.7 per cent in 2007—08. This ratio means that, in 2007—08, the Government spent close to 14 cents of every revenue dollar on interest on the public debt. This is down from the peak of about 38 cents in 1990—91 and is the lowest this ratio has been since the late 1970s.

The Budgetary Balance and Financial Source/Requirement
The budgetary balance is the most comprehensive measure of the federal government’s fiscal results. It is presented on a full accrual basis of accounting, recording government liabilities when they are incurred, regardless of when the cash payment is made, and recording tax revenues when earned, regardless of when the cash is received.
In contrast, the financial source/requirement measures the difference between cash coming in to the Government and cash going out. It differs from the budgetary balance in that it includes cash transactions in loans, investments and advances, federal employees’ pension accounts, other specified purpose accounts, foreign exchange activities, and changes in other financial assets, liabilities and non-financial assets. These activities are included as part of non-budgetary transactions. Non-budgetary transactions also include adjustments for the effects of non-cash items included in the surplus and for any accruals of past or future cash receipts or payments. Examples of non-cash items include amortization of tangible capital assets, pension expenses not funded in the period, and the recognition of previously deferred revenue.
Non-budgetary transactions in 2007—08 resulted in a net source of funds amounting to $4.9 billion, compared to a net requirement of $5.2 billion in 2006—07. The non-budgetary source of funds in 2007—08 was largely attributable to a source of funds resulting from accrual to cash adjustments related to public sector pensions and other employee and veteran future benefits, the accrual of taxes payable, and foreign exchange activities. These were partly offset by a requirement for funds related to loans, investments and advances, reflecting in part the issuance of loans to enterprise Crown corporations under the consolidated borrowing framework announced in Budget 2007, and the acquisition of tangible capital assets.
With a budgetary surplus of $9.6 billion and a net source from non-budgetary transactions of $4.9 billion, there was a financial source of $14.5 billion in 2007—08, up $6.0 billion from the $8.5-billion source posted in 2006—07 (Table 5).
With this financial source and a $9.0-billion reduction in its cash balances, the Government retired $23.5 billion of its unmatured debt in 2007—08. Cash balances at March 31, 2008, stood at $13.7 billion, down from $22.7 billion a year earlier. The decrease in cash balances reflects amendments made to the Financial Administration Act in 2007 regarding the Government’s borrowing authority, which provide increased flexibility to meet financial requirements, along with the more frequent use of short-dated borrowing instruments, which facilitate carrying lower cash balances at fiscal year-end.

Table 5
Budgetary Balance, Financial Source/Requirement and Net Financing Activities

	2006—07	2007—08
	($ billions)
Surplus for the year	13.8	9.6
Non-budgetary transactions
Pension and other accounts
Public sector pensions	3.7	2.6
Other employee and veteran future benefits	1.8	2.8
Other	-0.3	0.7

Total	5.1	6.1

Non-financial assets	-1.2	-2.0
Loans, investments and advances	-2.7	-5.7
Other transactions
Accounts payable, receivable, accruals and allowances	-3.1	4.7
Foreign exchange activities	-3.4	1.9

Total other activities	-6.5	6.6

Total non-budgetary transactions	-5.2	4.9

Financial source/requirement	8.5	14.5

Net change in financing activities
Marketable bonds	-3.7	-3.9
Treasury bills	2.5	-17.1
Retail debt	-2.2	-2.1
Other	-3.6	-0.3

Total	-7.0	-23.5

Change in cash balances	1.5	-9.0

Cash at end of year	22.7	13.7

Note: Numbers may not add due to rounding.

Federal Debt
Total liabilities consist of interest-bearing debt and accounts payable and accrued liabilities. Interest-bearing debt includes unmatured debt and liabilities for pension and other accounts. At March 31, 2008, interest-bearing debt amounted to $581.9 billion, down $17.4 billion from a year earlier (Table 6). Within interest-bearing debt, unmatured debt decreased by $23.5 billion while liabilities for pension and other accounts increased by $6.1 billion. Accounts payable and accrued liabilities amounted to $110.5 billion, up $4.0 billion from 2006—07. As a result, total liabilities at March 31, 2008 stood at $692.3 billion, down $13.4 billion from the previous year.
Financial assets consist of cash and other accounts receivable (including tax receivables), foreign exchange accounts, and loans, investments and advances. Financial assets totalled $176.0 billion at March 31, 2008, down $5.8 billion from March 31, 2007. Decreases were recorded in cash and other accounts receivable (down $9.1 billion), in tax receivables (down $0.6 billion), and in foreign exchange accounts (down $1.9 billion).
Loans, investments and advances increased by $5.8 billion. As a result, net debt stood at $516.3 billion at March 31, 2008, down $7.6 billion from March 31, 2007, and $92.7 billion below the peak of $609 billion at March 31, 1997. As a per cent of GDP, net debt dropped to 33.6 per cent in 2007—08, down 40.2 percentage points from its peak of 73.9 per cent in 1995—96. This is the 12th consecutive year in which the net debt-to-GDP ratio has declined.
Non-financial assets, consisting of tangible capital assets, inventories and prepaid expenses, amounted to $58.6 billion at March 31, 2008, up $2.0 billion from March 31, 2007.
With total liabilities of $692.3 billion, financial assets of $176.0 billion and non-financial assets of $58.6 billion, the federal debt (accumulated deficit) stood at $457.6 billion at March 31, 2008, down a total of $9.6 billion from 2006—07 and $105.2 billion from its peak in 1996—97. The decline in the federal debt between 2006—07 and 2007—08 was largely attributable to a decrease in unmatured debt.

Table 6
Outstanding Debt at Year-End

	2006—07	2007—08
	($ billions)
Liabilities
Accounts payable and accrued liabilities	106.5	110.5
Interest-bearing debt
Unmatured debt	414.2	390.7
Pension and other liabilities	185.1	191.2

Total	599.3	581.9

Total liabilities	705.8	692.3

Financial assets
Cash and other accounts receivable	26.1	17.0
Tax receivables	66.5	65.9
Foreign exchange accounts	44.2	42.3
Loans, investments and advances	45.1	50.9

Total financial assets	181.9	176.0

Net debt	523.9	516.3

Non-financial assets
Tangible capital assets	49.0	51.2
Inventories	6.0	6.2
Prepaid expenses	1.6	1.2

Total non-financial assets	56.6	58.6

Federal debt (accumulated deficit)	467.3	457.6

Note: Numbers may not add due to rounding.
Both net debt and unmatured debt, expressed as a percentage of GDP, are now below their respective levels in the early 1980s.

Comparison of Actual Budgetary Outcomes to Budget Estimates
This section compares the actual outcome for the major components of the budgetary balance for 2007—08 to the estimates presented in the February 2008 budget. The Government estimated a surplus of $10.2 billion for 2007—08 in the February 2008 budget. The final audited budgetary surplus for 2007—08 was $9.6 billion.
Total revenues were $2.1 billion lower than projected in the budget. Corporate income tax revenues were $1.8 billion lower than projected, as growth in corporate profits was weaker than projected. GST revenues were $0.8 billion lower than projected, as collections growth was particularly strong through December 2007, at the time the budget forecast was prepared, whereas revenue growth for the year as a whole was somewhat weaker. These shortfalls were partially offset by higher-than-expected personal income tax revenues and other excise taxes and duties.
Program expenses were also $1.7 billion lower than forecast in the 2008 budget, due largely to lower-than-forecast direct program expenses. Direct program expenses, which include subsidies and other transfers, spending by Crown corporations, and operating expenses of departments and agencies, including National Defence, were $2.0 billion lower than forecast in the 2008 budget, largely reflecting a higher-than-forecast lapse in departmental spending.
Public debt charges were $0.2 billion higher than estimated due to a slightly higher-than-anticipated average effective interest rate on the stock of interest-bearing debt.

Table 7
Comparison of Actual Outcomes to February 2008 Budget

		2008
	Actual	budget[1]	Difference
		($ billions)
Budgetary revenues
Personal income tax	113.1	112.5	0.5
Corporate income tax	40.6	42.4	-1.8
Other income tax	5.7	5.9	-0.2
Excise taxes and duties	44.2	44.7	-0.5
Employment Insurance premium revenues	16.6	16.5	0.0
Other revenues	22.3	22.4	-0.2

Total	242.4	244.5	-2.1

Program expenses
Major transfers to persons
Elderly benefits	32.0	31.8	0.1
Employment Insurance benefits	14.3	14.4	-0.1
Children’s benefits	11.9	11.9	0.0

Total	58.1	58.2	-0.1

Major transfers to other levels of government
Federal transfers in support of health and other programs	31.3	31.3	0.0
Fiscal arrangements and other transfers	14.6	14.5	0.1
Canada’s cities and communities	0.8	0.8	0.0
Other major transfers	2.1	2.1	0.0
Alternative Payments for Standing Programs	-2.7	-3.1	0.3

Total	46.2	45.8	0.4

Direct program expenses	95.2	97.2	-2.0

Total program expenses	199.5	201.2	-1.7

Public debt charges	33.3	33.1	0.2

Budgetary outcome/estimate	9.6	10.2	-0.6

Note: Numbers may not add due to rounding.

[1]	Comparative figures from the 2008 budget have been reclassified to conform to the presentation in the Condensed Statement of Operations and Accumulated Deficit.

Auditor General of Canada Vérificatrice générale du Canada
REPORT OF THE AUDITOR GENERAL
ON THE CONDENSED FINANCIAL STATEMENTS
OF THE GOVERNMENT OF CANADA
To the Minister of Finance
The accompanying condensed financial statements of operations and accumulated deficit, financial position, change in net debt and cash flow are derived from the complete financial statements of the Government of Canada as at March 31, 2008, and for the year then ended on which I expressed an opinion without reservation in my Report to the House of Commons dated September 17, 2008.
For more complete information, readers should refer to my Report, which will be included in Volume I of the Public Accounts of Canada 2008.
The fair summarization of the complete financial statements is the responsibility of the Government. My responsibility, in accordance with the applicable Assurance Guideline of The Canadian Institute of Chartered Accountants, is to report on the condensed financial statements.
In my opinion, the accompanying condensed financial statements fairly summarize, in all material respects, the related complete financial statements in accordance with the criteria described in the Guideline referred to above.
These condensed financial statements do not contain all the disclosures required by Canadian generally accepted accounting principles. Readers are cautioned that these statements may not be appropriate for their purposes. For more information on the Government’s results of operations and accumulated deficit, financial position, change in net debt and cash flow, reference should be made to the related complete financial statements, which will also be included in Volume I of the Public Accounts of Canada 2008.

Sheila Fraser, FCA
Auditor General of Canada
Ottawa, Canada
September 17, 2008

Condensed Financial Statements of the Government of Canada
The fundamental purpose of these condensed financial statements is to provide an overview of the financial affairs and resources for which the Government is responsible under authority granted by Parliament. Responsibility for the integrity and objectivity of these statements rests with the Government.
These financial statements are extracted and condensed from the audited financial statements included in Section 2 of Volume I of the Public Accounts of Canada 2008, which are expected to be tabled in Parliament later this year. As these condensed financial statements are, by their nature, summarized, they do not include all disclosure required for financial reporting by governments in Canada. Readers interested in the disclosure of more detailed data should refer to the audited financial statements in the Public Accounts.
Table 8
Government of Canada
Condensed Statement of Operations and Accumulated Deficit
for the Year Ended March 31, 2008

	2008			2007
	Budget[1]		Actual	Actual

			($ millions)
Revenues
Income tax revenues	156,165		159,384	153,099
Other taxes and duties	44,165		44,207	45,317
Employment insurance premiums	16,150		16,558	16,789
Other revenues	20,210		22,271	20,761

Total revenues	236,690		242,420	235,966
Expenses
Transfer payments
Old age security benefits and related payments	31,960		31,955	30,284
Other levels of government	43,510		46,152	42,514
Employment insurance benefits	14,840		14,298	14,084
Children’s benefits	11,740		11,894	11,214
Other transfer payments	31,105		27,032	26,844

Total transfer payments	133,155		131,331	124,940
Other program expenses	66,465		68,167	63,329

Total program expenses	199,620		199,498	188,269
Public debt charges	33,807		33,325	33,945

Total expenses	233,427		232,823	222,214

Annual surplus	3,263		9,597	13,752
Accumulated deficit at beginning of year	467,268	[2]	467,268	481,499
Other comprehensive income			34	479

Accumulated deficit at end of year	464,005		457,637	467,268

The accompanying notes are an integral part of these statements.

[1]	Derived from Budget 2007.

[2]	Adjusted to the actual closing amount of previous year.

Table 9
Government of Canada
Condensed Statement of Financial Position
as at March 31, 2008

	2008	2007

	($ millions)
Liabilities
Accounts payable and accrued liabilities	110,463	106,511
Interest-bearing debt
Unmatured debt	390,697	414,192
Pension and other liabilities	191,167	185,060

Total interest-bearing debt	581,864	599,252

Total liabilities	692,327	705,763

Financial assets
Cash and accounts receivable	82,878	92,586
Foreign exchange accounts	42,299	44,178
Loans, investments and advances	50,869	45,094

Total financial assets	176,046	181,858

Net debt	516,281	523,905
Non-financial assets
Tangible capital assets	51,175	49,036
Other	7,469	7,601

Total non-financial assets	58,644	56,637

Accumulated deficit	457,637	467,268

The accompanying notes are an integral part of these statements.

Table 10
Government of Canada
Condensed Statement of Change in Net Debt
for the Year Ended March 31, 2008

	2008			2007
	Budget[1]		Actual	Actual

	($ millions)
Net debt at beginning of year	523,905	[2]	523,905	536,946
Change in net debt during the year
Annual surplus	-3,263		-9,597	-13,752
Acquisition of tangible capital assets	5,515		5,957	4,789
Amortization of tangible capital assets	-4,240		-3,954	-3,807
Other	-150		4	208

Net decrease in net debt due to operations	-2,138		-7,590	-12,562
Other comprehensive income			-34	-479

Net decrease in net debt	-2,138		-7,624	-13,041

Net debt at end of year	521,767		516,281	523,905

The accompanying notes are an integral part of these statements.

[1]	Derived from Budget 2007.

[2]	Adjusted to the actual closing amount of previous year.
Table 11
Government of Canada
Condensed Statement of Cash Flow
for the Year Ended March 31, 2008

	2008	2007

	($ millions)
Cash provided by operating activities
Annual surplus	9,597	13,752
Items not affecting cash	12,434	-1,662

	22,031	12,090
Cash used by capital investment activities	-5,517	-4,587
Cash used (-) or provided by investing activities	-1,869	2,289

Total cash generated before financing activities	14,645	9,792
Cash used by financing activities	-23,612	-8,245

Net decrease (-) or increase in cash	-8,967	1,547
Cash at beginning of year	22,696	21,149

Cash at end of year	13,729	22,696

Supplementary information
Cash used for interest	19,357	20,026

The accompanying notes are an integral part of these statements.

Notes to the Condensed Financial Statements of the Government of Canada
1. Summary of Significant Accounting Policies
The reporting entity of the Government of Canada includes all departments, agencies, corporations, organizations and funds, which are controlled by the Government. The financial activities of all of these entities are consolidated in these financial statements, except for enterprise Crown corporations and other government business enterprises, which are not dependent on the Government for financing their activities. These corporations are reported under the modified equity basis of accounting. The Canada Pension Plan is excluded from the reporting entity because changes to the Plan require the agreement of two thirds of participating provinces and it is therefore not controlled by the Government.
The Government accounts for transactions on an accrual basis, using the Government’s accounting policies that are described in Note 1 to its audited financial statements, which are based on Canadian generally accepted accounting principles for the public sector. The use of these stated accounting policies does not result in any significant differences from Canadian generally accepted accounting principles.
Financial assets recorded on the Condensed Statement of Financial Position can provide resources to discharge liabilities or finance future operations and are recorded at the lower of cost or net realizable value. Non-financial assets cannot normally be converted into cash to finance future operations without disrupting government operations; they are recorded at cost less accumulated amortization. Liabilities are recorded at the estimated amount ultimately payable. Within pension and other liabilities, obligations for pension and other employee and veteran future benefits are determined on an actuarial basis. Allowances for valuation are established for loans, investments and advances, as well as for loan guarantees and other obligations.
Some amounts in these statements are based on estimates and assumptions made by the Government. By their nature, such estimates are subject to measurement uncertainty. The effect of changes to such estimates and assumptions in future periods could be significant to the financial statements. Some of the more significant estimates used in these financial statements affect the accrual of tax revenues and obligations for pension and other employee and veteran future benefits.
2. Contractual Obligations
Contractual obligations that will materially affect the level of future expenditures include transfer payment agreements, acquisitions of property and equipment, and goods and services, operating leases and funding of international organizations. At March 31, 2008, contractual obligations amount to $67,282 million ($67,954 million in 2007), of which $15,095 million pertains to fiscal year 2008-2009.
3. Contingent Liabilities
Contingent liabilities arise in the normal course of operations and their ultimate disposition is unknown. The Government’s contingent liabilities include guarantees by the Government, callable share capital in international organizations, contaminated sites, claims and pending and threatened litigation, and insurance programs.
i.	Guarantees by the Government include guarantees of the borrowings of, and certain loans made by, Crown corporations and other government business enterprises;

guarantees of loans of certain individuals and businesses obtained from the private sector; and guarantees of Government insurance programs. At March 31, 2008, these guarantees amount to $181,253 million ($151,446 million in 2007) for which an allowance of $602 million ($815 million in 2007) has been recorded.
ii.	The Government has callable share capital in certain international organizations that could require payments to those agencies. At March 31, 2008, callable share capital amounts to $13,236 million ($14,690 million in 2007).

iii.	Liabilities are accrued to record the estimated costs related to the management and remediation of contaminated sites and unexploded explosive ordnance affected sites where the Government is obligated or likely obligated to incur such costs. At March 31, 2008, the Government has recorded an environmental liability of $6,669 million ($6,062 million in 2007). The Government has estimated additional clean-up costs for which it may be potentially liable of $2,203 million ($3,243 million in 2007). These costs are not accrued as they are not considered likely to be incurred.

iv.	There are thousands of claims and pending and threatened litigation cases outstanding against the Government; the total amount claimed in these instances is significant but the final outcome is not determinable. The Government has recorded an allowance for claims and litigation where it is likely that there will be a future payment and a reasonable estimate of the loss can be made. Certain large and significant claims relate to comprehensive land claims, assessed taxes under objection or appeal, and public sector pension litigation.
v.	At March 31, 2008, insurance in force relating to self-sustaining insurance programs operated by three agent enterprise Crown corporations amounts to $1,021,569 million ($897,490 million in 2007). The Government expects that all three corporations will cover the cost of both current claims and possible future claims.

Other Sources of Information
Public Accounts of Canada
The Public Accounts of Canada, as required under section 64(1) of the Financial Administration Act, are tabled in the House of Commons by the President of the Treasury Board. This report is presented in three volumes:
•	Volume I contains the Government’s audited financial statements and supporting schedules and information.

•	Volume II contains details of financial operations by ministry.

•	Volume III contains additional information and analyses.
Budget
The budget, usually introduced in February, presents the Government’s overall fiscal plan, incorporating revenue projections and spending plans, which combine to determine the resulting budgetary balance. The budget also introduces proposals for changes in taxation.
The Fiscal Monitor
This monthly newsletter produced by the Department of Finance highlights the financial results of the Government together with the reasons underlying major variances.
Debt Management Strategy
This report is tabled annually in Parliament. It provides information on the federal government’s debt management strategy for the coming fiscal year.
Debt Management Report
This annual document provides an accounting of the key elements of federal debt strategy and describes various strategic and operational aspects of the Government’s debt program and cash management activities over the past fiscal year.
Estimates
Each year the Government prepares Estimates in support of its request to Parliament for authority to spend public monies. This request is formalized through the tabling of appropriation bills in Parliament. The Estimates are tabled in the House of Commons by the President of the Treasury Board and consist of three parts:
Part I—The Government Expenditure Plan provides an overview of federal spending and summarizes the relationship of the key elements of the Main Estimates to the Expenditure Plan set out in the budget.
Part II—The Main Estimates directly support the Appropriations Act.
Part III—Departmental Expenditure Plans, which consist of two components—Reports on Plans and Priorities and Departmental Performance Reports.